UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
UNITED INSURANCE HOLDINGS CORP.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
910710 102
(CUSIP Number)
Samuel F. Hatcher
Executive Vice President, General Counsel and Secretary
Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
(706) 644-4982
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule. 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

CUSIP No.	910710 102	Page	2	of	5

1	NAMES OF REPORTING PERSONS Synovus Financial Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		1,762,941 (includes warrants to purchase 220,047 shares of common stock)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,762,941 (includes warrants to purchase 220,047 shares of common stock)

WITH:	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,762,941

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1. SECURITY AND ISSUER
     The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of United Insurance Holdings Corp. (the “Issuer”). The principal executive office of the Issuer is 360 Central Avenue, Suite 900, St. Petersburg, FL 33701.
ITEM 2. IDENTITY AND BACKGROUND
     This Schedule 13D is filed by Synovus Financial Corp., a Georgia corporation (“Synovus”), whose principal place of business is 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901. Synovus is a diversified financial services company based in Columbus, Georgia, with approximately $33 billion in assets and is a registered bank holding company. Synovus provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through bank subsidiaries and our other offices in Georgia, Alabama, South Carolina, Florida and Tennessee.
     Synovus has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     See Item 4.
ITEM 4. PURPOSE OF TRANSACTION
     On April 2, 2008, FMG Acquisition Corp. (“FMG”) entered into an Agreement and Plan of Merger, as amended and restated on August 15, 2008 and further amended on September 23, 2008 (the “Merger Agreement”), pursuant to which United Subsidiary Corp., a newly-incorporated Florida corporation and a wholly-owned subsidiary of FMG (“United Subsidiary”), agreed to merge with and into United Insurance Holdings, L.C., a Florida limited liability company (“UIH”), and UIH agreed, subject to the receipt of the merger consideration from FMG, to become a wholly-owned subsidiary of FMG (the “Merger”). The Merger was consummated on September 30, 2008. In connection with the Merger, FMG changed its name from “FMG Acquisition Corp.” to “United Insurance Holdings Corp.”
     In connection with the closing of the Merger, the holders of UIH’s membership interests received an aggregate of $25 million cash consideration and were issued an aggregate of 8,929,819 shares of Common Stock and warrants to purchase an additional 1,273,569 shares of Common Stock. UIH members may receive an additional aggregate of $5 million cash consideration which will be based on the combined company’s performance during either one of two twelve month measurement periods as specified in the Merger Agreement. The additional consideration begins accruing when GAAP net income (as defined in the Merger Agreement) for the combined company during a measurement period exceeds $25 million, and is fully earned if GAAP net income for the combined company reaches or exceeds $27.5 million.
     Prior to the Merger, Synovus owned 17,278 units, representing 17.3% of the outstanding membership interest of UIH prior to the Merger.  Upon consummation of the Merger, Synovus received 1,542,894 shares of Common Stock and warrants to purchase 220,047 additional shares of Common Stock, as well as $4,319,500 in cash consideration.  Synovus may receive additional cash consideration based upon the post-Merger performance of the Issuer as described above.
     As a condition to the Merger, Synovus executed a Lock Up Agreement dated September 30, 2008 with the Issuer (the “Lock Up Agreement”) pursuant to which Synovus agreed, for a period of 90 days from the date of the closing of the Merger, not to, directly or indirectly, offer, issue, grant any option on, sell, or otherwise dispose of any Common Stock or warrants to purchase Common Stock.
     Other than as set forth herein, Synovus does not have any plans to (i) acquire any additional securities of the Issuer or to dispose of securities of the Issuer, (ii) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) sell or transfer a material amount of assets of the Issuer or of any of its subsidiaries, (iv) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) make a material change to the present capitalization or dividend policy of the Issuer, (vi) make any other material change in the Issuer’s business or corporate structure, (vii) make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) take any action that would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) take any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Synovus beneficially owns 1,762,941 shares of Common Stock as a result of the Merger, 220,047 of which shares are issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days. This number represents 16.4% of 10,548,932, the total number of shares of Common Stock outstanding as of September 30, 2008 according to the Issuer’s Current Report on Form 8-K filed on October 6, 2008.
     Pursuant to the Merger, Synovus received warrants to purchase 220,047 shares of Common Stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:
•	the completion of a business combination; and

•	October 4, 2008.
     The warrants will expire on October 4, 2011, at 5:00 p.m., New York City time. The Issuer may call the warrants for redemption at any time after the warrants become exercisable:
•	in whole and not in part;

•	at a price of $.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•	if, and only if, the last sale price of the Common Stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.
     In addition, the Issuer may not redeem the warrants unless the warrants and the shares of Common Stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.
     If the Issuer calls the warrants for redemption as described above, the Issuer’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Issuer’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
     The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation of the Issuer. However, the warrants will not be adjusted for issuances of Common Stock at a price below the exercise price.
     As to the warrants, Synovus does not have the rights or privileges of holders of Common Stock and any voting rights relating to the Common Stock underlying the warrants until it exercises the warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, Synovus will be entitled to one vote for each share held of record on all matters to be voted on by stockholders of the Issuer.
     Subject to the Lock Up Agreement described in Item 4, Synovus is the sole party with voting and dispositive power with regard to the 1,762,941 shares of Common Stock described in this Schedule 13D.
     Synovus has not effected any transactions in the Common Stock during the past sixty days.
     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Pursuant to the Merger, Synovus entered into the Lock Up Agreement described in Item 4 of this Schedule 13D. Other than the Lock-Up Agreement, Synovus has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
1. Lock Up Agreement dated September 30, 2008 by and between Synovus and the Issuer.
2. Specimen Warrant Certificate, incorporated by reference to the Issuer’s Registration Statement (No. 333-143466) on Form S-1/A filed with the Securities and Exchange Commission on July 12, 2007.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2008	/s/ Samuel F. Hatcher Samuel F. Hatcher
Executive Vice President, General Counsel and Secretary